Barry Pershkow Partner	1717 Rhode Island Avenue NW Washington, DC 20036-3026 T 202.478.6492 pershkow@chapman.com

August 26, 2020

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	VS Trust Amendment No. 3 to Draft Registration Statement on Form S-1; Submitted July 8, 2020; CIK No. 0001793497 (the “Draft Registration Statement”)

Dear Staff of the Division of Corporation Finance:

We are writing in response to your letter dated July 23, 2020 providing comments with respect to the above-referenced Draft Registration Statement. Our responses to your comments are set forth herein and will be filed as correspondence using EDGAR form type DRSLTR. Any changes made as a result of your comments will be reflected in a publicly filed registration statement on Form S-1. Unless otherwise defined herein, terms used in this response letter shall have the same meanings ascribed to them in the Draft Registration Statement.

Comment 1: Please revise this section to summarize how the Index and the Fund should be expected to perform during highly volatile and calm markets. In doing so, please provide a clear discussion of the risk of loss associated with owning Shares during periods of high market volatility.

Response 1: The Registrant has added the following text to the section: “The daily performance of the Index and the Fund is expected to equate to the inverse daily performance of a portfolio of first and second month VIX futures as described by the Index. On highly volatile days VIX futures are expected to rise considerably in value and the Index and the Fund therefore are expected to fall considerably in value, or even fall to zero. On calm days VIX futures are expected to fall in value and the Index and the Fund could be expected to rise in value.

Furthermore, if the Fund is held for periods longer than a single day, the Fund’s resulting performance is the performance for each day compounded over the period. During highly volatility periods, this compounded performance may differ from, possibly even in direction, the inverse performance of the VIX futures, and the Fund will lose value even if the VIX futures return to their original value. During calm periods, this compounded performance may differ from, possibly even in direction, the inverse performance of the VIX futures, and the Fund may lose value even if the VIX futures are unchanged in value or return to their original value.”

Comment 2: Please specifically address the risks to investors of seeking exposure to VIX futures contracts. In doing so, please address particularly the risks to non-professional investors who are not experienced in investing in VIX futures and may not have ready access to the type of information that professional investors may have.

Response 2: The Registrant has added the following text to the section: “The Fund invests in VIX futures that exhibit complex risks associated with derivative products. Derivative products such as futures are most frequently traded by professional and sophisticated investors. Non-professional and less sophisticated investors may not have access to the same information as professional and sophisticated VIX futures investors. Non-professional and less sophisticated investors may therefore be at a disadvantage to professional and sophisticated investors in their access to and analysis of important information about VIX futures.”

Comment 3: Refer to your response to comment 1. Please revise the table here and on page 35 to reflect an assumed selling price of $25.00 per share.

Response 3: The initial selling price per Fund Share will be $15.00. All references to $25.00 will be changed to $15.00.

Comment 4: Refer to your response to comment 4. Please tell us why you believe a discussion of and back-tested performance data for the Index prior to inception or the Fund during recent market volatility would be potentially misleading and not appropriate, particularly for retail investors. We note revised disclosure on page 27, which provides context for the hypothetical performance results. Otherwise, please revise to address the market volatility in 2018 and 2020 as previously requested.

Response 4: The Registrant respectfully declines to present back-tested performance of either the Index or the Fund for two principal reasons: i) presentation of back-tested performance is not required by Form S-1 and any such presentation could subject the Fund and the Sponsor to significant and heightened risk of not only enforcement action from the SEC but also civil litigation; and ii) presentation of back-tested performance is inappropriate for retail investors, who may not – notwithstanding attendant disclosure – have the tools or resources to fully understand and differentiate back-tested performance from actual performance, and may inappropriately draw conclusions about potential future performance.

First, Form S-1 does not require that a registrant include back-tested performance1 of an index or strategy. Rather – in the context of investment advisers2 – the SEC and its staff has historically regarded back-testing as highly suspect because the adviser can run the back-tested model again and again until it gets the results it wants. The SEC has brought several enforcement cases against investment advisers relating to the use of back-tested results. In those actions, the SEC stopped short of saying the use of back-tested results was per se or intrinsically misleading, but the SEC’s enforcement cases place a heavy burden on those using back-tested performance to ensure that clients are not misled.3

[1]	Back-testing involves the retroactive application of an investment strategy or methodology to a historical set of data. Back-tested performance attempts to illustrate how a portfolio would have performed during a certain historical period if the portfolio had been in existence during that time.

[2]	Many of the SEC’s positions on back-tested performance have been developed in the context of investment adviser regulation. Although the Sponsor is not a registered investment adviser, because it is a commodity pool operator and its activities largely resemble those of an investment adviser, we think the comparison to investment adviser regulation in this context is apt.

[3]	See In re Leeb Investment Advisers, Investment Advisers Act of 1940 Release No. 1545 (January 16, 1996); In re Patricia Owen-Michael, Investment Advisers Act of 1940 Release No. 1584 (September 27, 1996); In re LBS Capital Management, Inc., Investment Advisers Act of 1940 Release No. 1644 (July 18, 1997); In re Schield Management Company, Investment Advisers Act of 1940 Release No. 1871 (May 31, 2000); In re Market Timing Systems, Inc., Investment Advisers Act of 1940 Release No. 2047 (August 28, 2002);

Moreover, publishing back-tested performance carries a number of risks for a sponsor and the registrant. The SEC, over many years, has found that advisers who utilize back-tested performance have done so in ways that violate the federal securities laws. Specifically, the SEC has charged advisers for: failing to disclose limitations;4 holding insufficient backup data;5 cherry-picking time periods;6 misleading investors through disclosure or lack of disclosure;7 making retrospective model changes;8 using incorrect historical market inputs;9 applying different models over time;10 using the wrong model rules;11 assuming investments that didn’t exist at the time;12 and having faulty algorithms.13 Thus, the risks to the Sponsor and the Fund of including back-tested performance in the registration statement and later being questioned by the SEC staff or a civil court as to the way in which the Sponsor provided that information are significant. This is particularly true when one considers that the Fund is an inverse ETF that seeks to achieve its investment objective over only one day. Historical performance would necessarily depend on each individual shareholder’s holding period and whether that shareholder rebalanced their holdings each day. The number of potential performance scenarios needed to create every possible shareholder experience would be nearly impossible and thus subject to challenge.

[4]	https://www.sec.gov/litigation/admin/2015/ia-4283.pdf; https://www.sec.gov/litigation/admin/2015/34-76528.pdf

[5]	https://www.sec.gov/litigation/admin/2014/ia-3988.pdf

[6]	https://www.sec.gov/litigation/admin/2018/ia-4999.pdf

[7]	https://www.sec.gov/litigation/admin/2015/ia-4283.pdf; https://www.sec.gov/litigation/admin/2015/34-76528.pdf

[8]	https://www.sec.gov/litigation/admin/2018/ia-4885.pdf

[9]	https://www.sec.gov/litigation/admin/2012/34-67781.pdf

[10]	https://www.sec.gov/litigation/admin/2012/34-67773.pdf

[11]	https://www.sec.gov/litigation/admin/2018/ia-5085.pdf

[12]	Id. (importantly, the SEC states that the offending back-tested performance “was based in part on investment in a commodity index that investors could not have actually invested in during the back-tested period”)

[13]	https://www.sec.gov/litigation/admin/2014/ia-3988.pdf

Second, the Sponsor believes that it would be inappropriate to provide back-tested performance presentation to retail investors. In that regard, the SEC recently proposed changes to the rules governing investment adviser advertisements.14 In the Proposed Adviser Rules, the SEC addresses specifically the use by advisers of back-tested performance.15 Specifically, the SEC proposes to consider back-tested performance to be a misleading practice, unless the adviser meets certain conditions, including that: (i) the presentation of such performance be contingent on the adviser adopting policies and procedures reasonably designed to ensure that it is disseminated only to persons for which it is relevant to their financial situation and investment objectives; and (ii) the adviser provide additional information about the back-tested performance that is tailored to the audience receiving it, such that the recipient has sufficient information to understand the criteria, assumptions, risks, and limitations. In applying these conditions, the SEC stated that it “believe[s] that these conditions will result in the dissemination of hypothetical performance only to those investors who have access to the resources necessary to independently analyze this information, including by modifying the assumptions to test their effect on results, and who have the financial expertise to understand the risks and limitations of these types of presentations.”16

Implicit in this proposal is that the adviser can differentiate among its clients the “financial situation and investment objectives of the person to whom the advertisement is disseminated.” For an investment adviser, who knows each of his or her clients, such an assessment may be possible. But because the Fund would be publicly offered via a national securities exchange, and the Sponsor would not know who holds shares of the Funds, the Sponsor cannot assess each individual investor’s circumstances and investment objectives. Because the Sponsor could not meet the conditions outlined the practice would revert to a misleading and prohibited practice. Even though, as noted earlier, the Sponsor is not a registered adviser and the registration statement is not necessarily an advertisement, the Sponsor believes that the SEC proposed regulatory scheme is a helpful analogue and can be applied here. Accordingly, the Registrant continues to believe that the inclusion of back-tested performance is inappropriate in this case.

Last, we note that the revised disclosure on page 27 regarding hypothetical performance that the staff addressed in Comment 4 relates not to back-tested performance but to a hypothetical investment in any product that seeks inverse performance results. The presentation is not designed to demonstrate fund or index performance per se, but to address how index volatility can impact inverse performance results of any investment held for periods longer than one day (in the case of the graph, one year). In other words, this is a graphic presentation regarding the impact of compounding on an investment seeking inverse performance results generally, not a presentation about how the Fund or the Index specifically might have historically performed or will perform. The staff of the National Futures Association requested that we include standard disclosure for hypothetical performance to accompany the graph. We agreed to that request and did not object because the presentation was not back-tested or specific to the Fund or the Index.

[14]	Investment Adviser Advertisements; Compensation for Solicitations, Release No. IA-5407 (Nov. 4, 2019); available at: https://www.sec.gov/rules/proposed/2019/ia-5407.pdf (the “Proposed Adviser Rules”)

[15]	Id. at pp. 160-72.

[16]	Id. at pp. 160.

Comment 5: You state in the second paragraph on page 28 that the time and manner in which the Fund rebalances its portfolio may vary from day to day depending upon market conditions and other circumstances. Please specify how and when rebalancing will work on a typical trading day and discuss how the timing of daily rebalancing is designed to limit market impact and to mitigate risks of market crowding and potential manipulation. We note the first and third full risk factors on page 6 and the second full risk factor on page 17.

Response 5: The Registrant has added the following text to the section: “The Fund seeks to position its portfolio so that its exposure to the Index is consistent with its investment objective. The time and manner in which the Fund rebalances its portfolio is defined by the Index methodology but may vary from day to day depending upon market conditions and other circumstances, deemed at the discretion of the Sponsor, beneficial at tracking the Index, or beneficial to the Fund holders. For example, the Sponsor may choose to extend the period over which it rebalances the Fund’s portfolio if, at its discretion, it believes this extension will minimize market impact and benefit the Fund holders. The impact of the Index’s movements each day will affect whether the Fund’s portfolio needs to be rebalanced and the amount of such rebalance.”

Comment 6: Refer to footnote (4) of the Breakeven Table. Please briefly discuss the basis for your assumption that the Sponsor will have at least $50 million in the first year of operations.

Response 6: The Sponsor is required to make an assumption of a base asset level in the break-even table. That assumption is ostensibly a guess, as there is no way that a sponsor can, in fact, know whether that estimate will be realized. The Sponsor can set the assumption at a level that, based on its own experience, can be reasonably achieved and would fairly present the figures required to be disclosed in the break-even table. In other words, if the Sponsor thought that achieving a Fund size of $200 million in the first year would be possible and even probable, it nevertheless would be an aggressive estimate that could skew the figures in the break-even table to be lower than they might otherwise be. The Sponsor has assumed a more conservative size of $50 million, which it believes is achievable in its judgment and will fairly present the figures in the break-even table. In order to make this more clear, the Registrant has added or modified the following underlined text to the applicable footnote in the break-even table: “The Sponsor has assumed an asset level of $50 million because: i) it believes that is an asset level where exchange traded investment products typically become viable over the long term; and ii) the Principals of the Sponsor have, based on their previous experience advising and monitoring exchange-traded funds, a reasonable expectation that the Fund will gather at least $50 million in its first year of operations. The Sponsor believes that this is a conservative assumption and larger AUM levels are expected to reduce the 12-Month Breakeven.”

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If you have any questions or comments in connection with the foregoing, please contact the undersigned at (202) 478-6492.

Sincerely,

/s/ Barry Pershkow
Barry Pershkow

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